SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that received on September 19, 2017, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 317/2017/CVM/SEP/GEA-1, requesting clarifications about the news published by Valor Econômico newspaper on 09.19.2017, under the title “Eletrobras suffers another defeat at ANEEL”, as transcribed at the end of this Market Announcement.

In compliance with the above-mentioned Official Letter, the Company clarifies the following:

1.   According to the Market Announcements disclosed on February 17, 2017, March 29, 2017 and August 18, 2017, National Electric Energy Agency (Aneel) is carrying out an inspection of credit that Amazonas Distribuidora de Energia S.A ("Amazonas Energia") has against the Fuel Consumption Account (CCC) / Energy Development Account ("CDE"), under process nº 48500.004972/2016-34, from 2009 to 2016, as provided by Law 12,111/09.

2.   As part of this inspection, according to Market Announcement released on August 18, 2017, Aneel understood, through Technical Note 141/2017-SFF-SFG-SRG/ANEEL, that the company should refund the amout of, approximately, R$ 3 billion. Eletrobras and Amazonas Energia disagree with the inspection carried out, understanding that Amazonas Energia has a credit against the Fuel Consumption Account (CCC) / Energy Development Account ("CDE"), referring to the period from 2009 to 2016, of around R$ 2 billion. This credit should still be updated, according to Interministerial Orders of the Ministry of Mines and Energy and Ministry of Finance nº 652, of December 10, 2014 and 372, of August 4, 2015.

3.   It is important to note that, in addition to the above-mentioned credit, Amazonas Energia understands that it has a credit to receive from CDE referring to article 13, IX, Law 10,438/2002, with the changes given by Law 13,299/2016. It establishes that concessionaires that provides services to the isolated system shall be reimbursed for fuel acquisition expenses incurred up to April 30, 2016, "proven, but not reimbursed due to the economic and energy efficiency requirements" referred to Law 10,438/2002, including monetary adjustments.

MARKET ANNOUNCEMENT

4.   The credits mentioned above, in items 2 and 3, are registered in the Quarterly Financial Information for the period ended June 30, 2017, according to explanatory note number 11.

5.   Under the terms informed on August 18, 2017 through Market Announcement, Eletrobras and Amazonas Energia filed an administrative appeal requesting suspensive effect against Aneel’s decision.

6.   On September 12, 2017, through ordinances 2,902 and 2,903, Aneel’s General Director did not grant suspensive effect to Eletrobras and Amazonas Energia’s appeal, which is the subject of the news published by the press. It is worth to be clarified, however, that the appeals have not been judged yet, on merit, within Aneel’s Executive Board, and that the above-mentioned ordinances refers to the suspensive effect request.

7.   Another subject that needs to be clarified is that Eletrobras, against to what Aneel mentions, delivered to the Agency, for proper inspection, daily and specific amounts regarding the fuel measurements for each plant, not an aggregated measurement, as stated in the news.

Rio de Janeiro, September 20, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 317/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1.    In reference to the news published on 09.19.2017, in Valor Econômico newspaper, under the title “Eletrobras suffers another defeat at ANEEL”, in which summarizes the following statements:

“National Electric Energy Agency’s (ANEEL) general director, Romeu Rufino, denied an appeal filed by Eletrobras against the determination of the company’s reimbursement in the amount of R$ 3 billion to the fund of Fuel Consumption Account (CCC), wich is used to the acquisition of fuel for thermoelectric generation in the north of the country. This reimbursement is related to Amazonas Distribuidora de Energia, the most problematic of the  six distribution companies owned by the state-owned company.

In an ordinance published yesterday in the Official Gazette, ANEEL’s general director denied the request for suspensive effect presented by Eletrobras regarding ANEEL’s Superintendency of Economic and Financial Supervision decision that determined the return of the amount by the company. In the decision, Rufino said that there were not present in Eletrobras’ request "the requirements for the suspensiveness”.

Eletrobras informed to Valor Econômico that, if ANEEL’s Executive Board does not revert the decision, the company will appeal to justice. "It is still up to ANEEL’s Executive Board to evaluate the decision, and may even reverse it. If it does not reverse, Eletrobras will seek the appropriate judicial measures," the company stated.

In Eletrobras‘ understanding, the company is, in fact, creditor and has to receive R$ 2 billion from the CCC fund.

According to Tiago Correia, ANEEL’s director, Eletrobras presented the aggregate amounts regarding the use of fuels for thermal generation in Amazonas. The agency, however, wants to see numbers per power plant. "Aggregate measurement is useless," said the director at a recent event in Rio de Janeiro. "Eletrobras has difficulty in showing the numbers."

Eletrobras needs to solve the CCC lawsuit at Aneel to complete the negotiation of part of the debt with Petrobras, the fuel supplier, which is not covered by the fund. The total amount of debt is R$ 16.7 billion. Of this total, R$ 10.1 billion have already been the subject of two contracts for debt repricing between the two companies. The remaining R$ 6.6 billion are under negotiation. And it is in relation to this remaning value that Eletrobras seeks to pay with CCC resources"

2.    In reference to the news stated above, we request a statement from the company regarding the highlighted statement and its possible impacts, as well, any comment about other information considered important about this subject.

MARKET ANNOUNCEMENT

3.    In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

4.    The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5.    The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 09/20/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.